EXHIBIT 12.0

ASHFORD HOSPITALITY TRUST, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$(17,551)	$(56,183)	$9,383	$(26,280)	$(182,933)	$101,925
Amount recorded for (income) loss in unconsolidated joint venture	6,888	20,833	(14,528)	20,265	(2,486)	2,205
Add:
Distributions from equity investment in joint venture	—	—	—	492	873	1,800
Interest on indebtedness	33,448	140,066	134,585	143,264	139,390	153,116
Amortization of debt expense and premium	1,932	6,194	4,648	5,838	7,700	6,747
Interest component of operating leases	88	354	385	525	598	622
	$24,805	$111,264	$134,473	$144,104	$(36,858)	$266,415

Fixed charges
Interest on indebtedness	$33,448	$140,066	$134,585	$143,264	$139,390	$153,116
Amortization of debt expense and premium	1,932	6,194	4,648	5,838	7,700	6,747
Interest component of operating leases	88	354	385	525	598	622
Dividends to Class B unit holders	736	2,943	2,943	2,943	2,827	2,788
	$36,204	$149,557	$142,561	$152,570	$150,515	$163,273
Preferred stock dividends
Preferred Series A	$886	$3,516	$3,180	$3,180	$3,180	$4,855
Preferred Series B-1	—	—	1,374	4,143	4,171	5,735
Preferred Series D	5,000	19,869	18,940	13,871	11,971	16,052
Preferred Series E	2,604	10,417	6,019	—	—	—
	$8,490	$33,802	$29,513	$21,194	$19,322	$26,642

Combined fixed charges and preferred stock dividends	$44,694	$183,359	$172,074	$173,764	$169,837	$189,915

Ratio of earnings to fixed charges						1.63

Ratio of earnings to combined fixed charges and preferred stock dividends						1.40

Deficit (Fixed charges)	$11,399	$38,293	$8,088	$8,466	$187,373

Deficit (Combined fixed charges and preferred stock dividends)	$19,889	$72,095	$37,601	$29,660	$206,695